As filed with the Securities and Exchange Commission on March 5, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 8
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NATIONAL INTERSTATE CORPORATION

Name of Subject Company (issuer))

GREAT AMERICAN INSURANCE COMPANY

(offeror)
a wholly owned subsidiary of

AMERICAN FINANCIAL GROUP, INC.

Names of Filing Persons (other person(s))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

63654U100
(CUSIP Number of Class of Securities)

Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$285,637,980.00	$36,790.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by $0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $36,790.18	Form or Registration No.: Schedule TO
Filing Party: American Financial Group, Inc.	Date filed: February 18, 2014

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer

INTRODUCTION

This Amendment No. 8 amends and supplements the Tender Offer Statement filed on Schedule TO (this “Schedule TO”) which relates to the tender offer by Great American Insurance Company (“Purchaser”), an Ohio corporation and a wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“AFG”), to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”), other than Shares owned by Purchaser, at a purchase price of $30.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 21, 2014 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(vii), and the related Amended and Restated Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(viii) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

For reference, the Offer to Purchase is amended and supplemented as follows:

1.	The fifth paragraph on the cover page and the fifth paragraph on page 11 under “Special Factors—Section 1. Background” are amended and restated as follows:

“On February 19, 2014, National Interstate filed a Schedule 14D-9 regarding the Offer, in which it stated that the National Interstate board of directors, at a meeting held on February 18, 2014, by majority vote, expressed no opinion and remain neutral with respect to the Offer. All directors participated in the vote and Messrs. Joel Schiavone, Donald Schwegman, Alan Spachman, and Michael Spachman voted against that determination. AFG and Purchaser incorporate by reference herein the description of the Fairness Opinion from National Interstate’s Schedule 14D-9 filed on February 19, 2014. On February 19, 2014, National Interstate filed its Schedule 14D-9 in response to the Offer in which it stated that the National Interstate board of directors by majority vote expressed no opinion and remain neutral with respect to the Offer. All directors participated in the vote and Messrs. Joel Schiavone, Donald Schwegman, Alan Spachman and Michael Spachman voted against that determination. On February 19, 2014 Alan Spachman, in his individual capacity, filed a Schedule 14D-9 in response to the Offer. On February 25, 2014, T. Rowe Price Associates, Inc. filed a Schedule 14D-9 in response to the Offer. Mr. Spachman, a director of National Interstate, recommended in his Schedule 14D-9 that shareholders not tender their Shares in the Offer. Mr. Spachman and T. Rowe Price Associates, Inc. stated in their Schedule 14D-9 filings that they do not currently intend to tender their Shares in the offer. We encourage National Interstate shareholders to read such statements carefully.”

2.	The two paragraphs under the caption “Is this the first step in a going-private transaction?” under “Summary Term Sheet” are amended and restated as follows:

“Yes. The purpose of the Offer is to acquire as many of the Shares of National Interstate common stock not currently owned by Purchaser as possible as a first step in acquiring all of the Shares of common stock of National Interstate, with the second step being a merger of National Interstate with and into Purchaser (or a subsidiary of Purchaser). As Purchaser is an affiliate of National Interstate and it currently owns approximately 51.7% of the outstanding Shares, if Purchaser is successful and National Interstate and Purchaser or an affiliate subsequently effect a merger transaction, the transactions contemplated in the Offer will constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. As a result, shares of National Interstate common stock will no longer be publicly owned since all of the shares of National Interstate common stock will be owned by Purchaser, such shares will be deregistered under the Exchange Act and delisted on the Nasdaq Stock Market, National Interstate will cease to make filings with the SEC and to comply with the SEC’s rules relating to public companies, and the Company’s current shareholders, other than AFG and Purchaser, will no longer have any interest in the Company’s future earnings or growth. See “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations.”

Because the transactions contemplated in the Offer constitute a “going private” transaction under Rule 13e-3 under the Exchange Act, the transactions are subject to the requirements of Rule 13e-3. Rule 13e-3 requires, among other things, that certain financial information concerning National Interstate and certain information relating to the fairness of the Offer and the consideration offered to National Interstate’s unaffiliated shareholders be filed with the SEC and disclosed to unaffiliated shareholders. Purchaser has provided such information in this Offer to Purchase and a Tender Offer Statement on Schedule TO and a Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act.”

3.	The seventh paragraph on page 9 under “Special Factors—Section 1. Background” is amended and restated as follows:

“In response to the declining industry and deteriorating company results and as described in the immediately preceding paragraphs and paragraphs below, National Interstate took certain steps in 2013 to improve company results and position National Interstate for future success. These steps included obtaining renewal rate increases and discontinuing or exiting unprofitable product lines. National Interstate also reorganized its management team in order to best manage its executive talent, most notably by naming a Chief Operating Officer. In addition, in 2013, as a result of the underwriting results for the first six months of 2013 and the second quarter of 2013, National Interstate focused on reversing the trends produced by the combination of competitive market conditions and an increase in severity that had eliminated National Interstate's underwriting margins. National Interstate also observed that the intensely competitive commercial auto market then began to accept rate increases. In addition to obtaining more appropriate rates on new and renewed business, National Interstate non-renewed accounts in the first half of the year, representing approximately $35 million of annualized premium. This non-renewed business included underperforming accounts, as well as accounts with acceptable underwriting performance but where National Interstate felt it needed to increase rates to keep up with loss cost trends. National Interstate also realigned executive oversight and several of its product managers to better focus on the areas requiring attention.

AFG and Purchaser perform certain services for National Interstate without charge, including, without limitation, actuarial services and on a consultative basis, as needed, internal audit, legal, accounting and other support services. The services provided by AFG and Purchaser have been fully disclosed in annual and quarterly reports filed by National Interstate with the SEC. AFG had, in addition, previously disclosed publicly that it would provide all resources necessary to assist National Interstate in its efforts outlined in the immediately preceding paragraph. National Interstate employs no actuaries and, without the services provided by AFG and Purchaser, would have to hire actuaries as employees or engage third party consultants to perform actuarial services.

As of the end of 2012, as part of its normal year-end review which included consideration of actuarial analysis prepared by actuaries of the Purchaser, National Interstate established reserves for unpaid losses and loss expenses which exceeded (but were within 1% of) point estimates in the actuarial analysis. Subsequently, during 2013, National Interstate noted unfavorable loss results, primarily with respect to claims activity from prior accident years. In the first quarter of 2013, National Interstate recorded unfavorable prior year development of $2.4 million, which was recorded in the consolidated income statement as a component of losses and loss adjustment expense. In the second quarter of 2013, National Interstate continued to note adverse trends in reported claims activity for prior accident years, and these adverse trends continued throughout 2013. Due to these trends and results, beginning during second quarter 2013 and continuing through the rest of the year, National Interstate management performed expanded analysis and review internally and requested additional review by actuaries of Purchaser. The provisions by National Interstate for unpaid losses and loss adjustment expenses for claims occurring during prior years in 2013 to address the results of reviews during 2013 are as disclosed in National Interstate’s quarterly reports and other filings as filed with the SEC. Also as disclosed in National Interstate’s annual and quarterly reports filed with the SEC, the results of Purchaser’s actuarial analysis is just one input considered by management in establishing reserves. The changes regarding reserve analysis and review requested by National Interstate had no influence on AFG and Purchaser in determining to make the Offer, the Offer Price or the timing of the Offer.”

4.	The third full paragraph on page 10 under “Special Factors—Section 1. Background” is amended and restated as follows:

“In connection with the engagement by National Interstate of D&P, D&P was scheduled to deliver on the evening of February 15, 2014, and did deliver as scheduled, to all directors of National Interstate, a draft opinion. The draft opinion stated that the $28.00 per Share offer price was not fair, from a financial point of view, to the public shareholders, including the unaffiliated shareholders of National Interstate. During the day on February 16, 2014, additional materials were made available by D&P to the National Interstate board. In addition, Joseph E. (Jeff) Consolino, in preparation for the National Interstate Board meeting on February 17, 2014 discussed below, distributed to all members of the National Interstate Board of Directors financial analysis prepared by AFG and Purchaser in considering whether to initiate the offer and what price would be fair to the unaffiliated shareholders of National Interstate. The financial analysis provided by Mr. Consolino to the Board is included below under, “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer.” On February 17, 2014 representatives of AFG and Purchaser on the Board of Directors of National Interstate discussed the status of the offer amongst themselves and with other senior representatives of AFG.

On February 17, 2014, the Board of Directors of National Interstate received a presentation from representatives of D&P concerning its opinion as to the initial offer price of $28.00 per share and the process followed by D&P in preparing such opinion. The National Interstate Board of Directors then reviewed and discussed, with D&P, the analysis of D&P and its conclusion that the $28.00 per Share offer price was not fair, from a financial point of view, to the public shareholders, including the unaffiliated shareholders of National Interstate. D&P stated that its opinion was confined to whether the consideration offered in the offer, including the initial offer price of $28.00 per share, was within a range suggested by certain financial analyses, specifically a range of $29.51 - $35.72. Shareholders of National Interstate are urged to review the discussion of D&P’s opinion and analyses as contained in the Schedule 14D-9 amendment filed by National Interstate on March 3, 2014.

The Boards of Directors of AFG and Purchaser, in connection with the initial approval of the Offer on February 3, 2013, authorized a maximum offer price of $30.00 per share, and the approvals provided Mr. Consolino with authority to increase the offer price within the parameters of the Board approvals by AFG and Purchaser. During the course of the February 17, 2014 meeting, in consideration of several factors, including, among other factors, the opinion of D&P with respect to the initial $28.00 offer price, the financial analysis provided by Mr. Consolino and the resulting benefit to National Intestate shareholders who elect to participate in the Offer, Mr. Consolino informed the Board of Directors of National Interstate that AFG and Purchaser were increasing the per Share offer price to $30.00.

D&P prepared its opinion as of February 17, 2013, and D&P disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of D&P after February 17, 2013, including the increase of the initial offer price of $28.00 per share to the amended offer price of $30.00 per share. D&P also advised management of National Interstate that it would decline to deliver an opinion as to the fairness, from a financial point of the view, of the $30.00 offer price as to do so would require completion of internal due diligence and procedures and, in any case, would be outside the scope of its engagement with National Interstate.”

5.	The fourth paragraph on page 11 under “Special Factors—Section 1. Background” and the first full paragraph on page 43 under “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals” is amended and restated as follows:

“On February 21, 2014, plaintiffs in the Cambridge Action filed a verified amended derivative and class action complaint for injunctive and other relief and a memorandum of law in support of motion for temporary restraining order (the “Cambridge TRO”) petitioning the court for a temporary restraining order prohibiting the defendants named in the Cambridge action from taking any steps toward consummation of the Offer. The court had scheduled a hearing on the Cambridge TRO for February 25, 2014. Defendants filed a motion to dismiss due to the previously-

filed and pending Bernatchez Action. The court heard argument on the motion to dismiss (but not on the Cambridge TRO) on February 25, 2014 and March 3, 2014. At the conclusion of the March 3, 2014 hearing, the Summit County court stated that it had decided to dismiss the Cambridge Action and that it would be preparing an order to that effect.”

6.	The following sentence is added to the end of the first paragraph on page 12 under “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer”: “The adjustment to National Interstate’s loss reserves was not a consideration in AFG’s and Purchaser’s decision to pursue a transaction with National Interstate at this time.”

7.	The following sentence is added as a new penultimate sentence in the first full paragraph on page 12 under “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for National Interstate After the Offer”: “For a discussion of the corrective action plan see “Special Factors—Section 1. Background.” AFG and Purchaser base this belief solely on the elimination of time and resources diverted from operations to management of a public company.”

8.	“Special Factors—Section 3. Position of National Interstate Regarding the Offer” is amended and restated as follows:

“On February 19, 2014, National Interstate filed its Schedule 14D-9 in response to the Offer in which it stated that the National Interstate board of directors expressed no opinion and remain neutral with respect to the Offer. On February 19, 2014 Alan Spachman filed a Schedule 14D-9 in response to the Offer. On February 25, 2014, T. Rowe Price Associates, Inc. filed a Schedule 14D-9 in response to the Offer. We encourage National Interstate shareholders to read such statements carefully.”

9.	The following is added as a new second paragraph under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer”:

“In assessing the fairness of the initial $28 offer price, AFG and Purchaser prepared the analyses set forth below. The analyses were prepared to analyze whether the initial $28.00 offer price would be fair to unaffiliated shareholders. These analyses and the resulting per share reference ranges indicated by these analyses are described below. The order of analyses described below does not represent the relative importance or weight given to those analyses by AFG or Purchaser. AFG and Purchaser considered the results of all of such analyses as a whole, did not attribute any particular weight to any analysis or factor considered by them and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, AFG and Purchaser believe that the summary set forth below and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying the analyses.”

10.	The first paragraph under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Premiums Paid in Insurance Minority Buy-out Transactions” is amended and restated as follows:

“In order to assess an appropriate premium to be paid in the Offer, AFG and Purchaser reviewed premiums paid by acquirers in all minority buy-in transactions since 1998 where the acquirer owned at least 50% of the target before the transaction and the buyer and/or target were United States insurance companies. While acquiring companies in the transactions identified below may have owned sufficient shares under state law or the acquired company’s organizational documents sufficient to approve extraordinary transactions, including mergers, without regard to the shares held by the minority shareholders, this was not a factor considered by AFG and Purchaser in performing the minority buy-out transaction analysis.”

11.	The second paragraph under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Dividend Discount Analysis—AFG and Purchaser Assumptions” is amended and restated as follows:

“Using a discounted cash flow methodology, based on (A) financial performance as noted above, (B) discount rates ranging from 9.0% to 13.0% and (C) 2016 estimated net income terminal multiples ranging from 13.0x to 15.0x, the calculated range of implied values for per share National Interstate equity value was $22.64 to $28.63. AFG and Purchaser based the discount rates on their assessment of National Interstate’s cost of equity, and the 2016 net income terminal multiples were derived with reference to the market trading prices and price to earnings multiples of the companies identified in the first sentence under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Public Market Trading Analysis.” The dividend projections are discounted at a discount rate to determine the present value of the dividend stream. The present value of the terminal value is added to arrive at a total equity value.”

12.	The second paragraph under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Dividend Discount Analysis—Based on National Interstate 2014 Budget” is amended and restated as follows:

“Using a discounted cash flow methodology, based on (A) management’s 2014 budget and 2015 and 2016 financial performance as noted above, (B) discount rates ranging from 9.0% to 13.0% and (C) 2016 estimated net income terminal multiples ranging from 13.0x to 15.0x, the calculated range of implied values for per share National Interstate equity value was $25.74 to $32.52. AFG and Purchaser based the discount rates on their assessment of National Interstate’s cost of equity, and the 2016 net income terminal multiples were derived with reference to the market trading prices and price to earnings multiples of the companies identified in the first sentence under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Public Market Trading Analysis.” The dividend projections are discounted at a discount rate to determine the present value of the dividend stream. The present value of the terminal value is added to arrive at a total equity value.”

13.	The second paragraph under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Dividend Discount Analysis—Based on National Interstate 2014 Budget and Accelerated Return of Capital” is amended and restated as follows:

“Using a discounted cash flow methodology, based on (A) management’s 2014 budget and 2015 and 2016 financial performance as noted above, (B) discount rates ranging from 9.0% to 13.0% and (C) 2016 estimated net income terminal multiples ranging from 13.0x to 15.0x, the calculated range of implied values for per share National Interstate equity value was $25.74 to $32.52. AFG and Purchaser based the discount rates on their assessment of National Interstate’s cost of equity, and the 2016 net income terminal multiples were derived with reference to the market trading prices and price to earnings multiples of the companies identified in the first sentence under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Public Market Trading Analysis.” The dividend projections are discounted at a discount rate to determine the present value of the dividend stream. The present value of the terminal value is added to arrive at a total equity value.”

14.	The first bullet point under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Fairness Determination” is amended and restated as follows:

“The information prepared and reviewed by AFG and Purchaser as discussed above, with AFG’s and Purchaser’s analysis of going-concern value of National Interstate considered in the public market trading analysis and several dividend discount analyses set forth above;”

15.	The second bullet point under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Fairness Determination” is amended and restated as follows:

“the Offer Price represents a premium of over 35% over the closing Share price of National Interstate common stock on February 4, 2014, the last day prior to the public announcement of the Original Offer to Purchase, and a premium of almost 29% over the average closing Share price of National Interstate common stock for the 30 trading days ending on that date. Despite six-month and twelve-month high trading prices of $30.76 and $36.76, respectively, AFG and Purchaser believe, based on its analysis set forth in detail above, that the $30.00 per Share Offer Price is more indicative of the fair value of the Shares than certain historical market prices;”

16.	The fifth bullet point under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Fairness Determination” is amended and restated as follows:

“the consideration to be paid in the Offer and the Merger is all cash, which provides shareholders with the ability to invest the Offer proceeds as they choose;”

17.	The following two paragraphs are added immediately after the bullet points under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Fairness Determination” are amended and restated as follows:”

“While AFG and Purchaser intend to effect the Merger in the event that the Minimum Tender Condition is satisfied and will, if so effected, pay the same type and amount of consideration in the Merger as shareholders would have received in the Offer, AFG and Purchaser emphasize that they are not required or committed to complete the Merger as part of this Offer, and that in the event AFG and Purchaser do not effect the Merger, non-tendering shareholders have no assurance that they will receive the same type and amount of consideration in any later transaction.

Because neither AFG nor Purchaser has made any purchases of Shares during the last two years, AFG and Purchaser did not consider any purchase prices paid by AFG or Purchaser for Shares. In addition, neither AFG nor Purchaser is aware of any firm offers made by any unaffiliated person, other than AFG and Purchaser, during the past two years for the merger or consolidation of National Interstate with or into another company, or vice versa, the sale or other transfer of all or any substantial part of the assets of National Interstate or a purchase of National Interstate’s securities that would enable the holder to exercise control of National Interstate.”

18.	The existing second paragraph after the bullet points under “Special Factors—Section 4. Position of AFG and Purchaser Regarding Fairness of the Offer—Fairness Determination” is amended and restated as follows:”

“The Offer provides shareholders of National Interstate with the opportunity to elect to tender in the Offer or to decline the Offer and remain a shareholder of National Interstate. AFG and Purchaser considered the significant public information available regarding the Offer and Merger to unaffiliated shareholders, and the time provided for consideration by unaffiliated shareholders, to permit those shareholders to make an informed decision. AFG and Purchaser noted that National Interstate had not formed a special committee of directors to consider the fairness of the Offer and further considered this fact negatively in considering whether the Offer and the Merger are procedurally fair to unaffiliated shareholders. In addition, as a result of the potential conflicts of interest of certain directors of National Interstate who are current or former executive officers of AFG or Purchaser, neither the Offer nor the Merger will be approved by a majority of the directors of National Interstate who are not affiliated with AFG or Purchaser. In concluding that the Offer and the Merger, including the going private transaction relative to the Offer and Merger are procedurally fair to National Interstate’s unaffiliated shareholders (whether those shareholders tender their Shares in the Offer or decline to tender and elect instead to remain as shareholders of National Interstate until the Merger is effected), AFG and Purchaser considered that the Offer provides National Interstate’s unaffiliated shareholders with the opportunity to decide voluntarily to accept or reject the Offer, after receiving significant information and time to consider the information, along with the availability of dissenters’ rights in the event that the Minimum Tender Condition is satisfied and the Merger is effected. Finally, AFG and Purchaser considered that, in order for the Minimum Tender Condition to be satisfied, almost 75% of the Shares held by unaffiliated shareholders (a supermajority of the minority) would be required to be tendered in the Offer in order to effect the Merger.

“See “Special Factors—Section 9 Dissenters’ Rights; Schedule 13E-3.” AFG and Purchaser also believe that the Offer affords National Interstate’s unaffiliated shareholders the opportunity to elect to sell Shares that are currently traded thinly on the Nasdaq at a premium to the current market price. AFG and Purchaser further considered that if they are successful in acquiring at least 90% of the outstanding Shares following the Offer, over 75% of the Shares held by National Interstate’s unaffiliated shareholders shall have been tendered in response to the Offer. AFG and Purchaser concluded that the Offer represents the most expeditious manner to provide the per Share consideration offered hereby to the National Interstate shareholders with the concurrent opportunity for such National Interstate shareholders with the opportunity to elect individually whether to accept or reject the Offer.”

19.	The following sentence is added to the end of the first paragraph under “Special Factors—Section 7. Effects of the Offer—Effects of the Offer if Purchaser Successfully Acquires at Least 90% of the Outstanding Shares (on a Fully Diluted Basis):”

“While AFG and Purchaser intend to effect the Merger in the event that the Minimum Tender Condition is satisfied and will, if so effected, pay the same type and amount of consideration in the Merger as shareholders would have received in the Offer, AFG and Purchaser emphasize that they are not required or committed to complete the Merger as part of this Offer, and that in the event AFG and Purchaser do not effect the Merger, non-tendering shareholders have no assurance that they will receive the same type and amount of consideration in any later transaction.”

20.	The second paragraph under “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” is amended and restated as follows:

“On February 19, 2014 Alan Spachman, in his individual capacity, filed a Schedule 14D-9 in response to the Offer. Mr. Spachman, a director of National Interstate, recommended in his Schedule 14D-9 that shareholders not tender their Shares in the Offer. Mr. Spachman stated in his Schedule 14D-9 filing that he does not currently intend to tender his Shares in the offer. We encourage National Interstate shareholders to read such statement carefully.”

21.	The second paragraph under “Special Factors—Section 12. Interests of Directors and Executive Officers in the Offer” is amended and restated as follows:

“Two of the ten current members of National Interstate’s Board, Joseph E. (Jeff) Consolino and Vito C. Peraino, are executive officers of AFG, and two additional members, Gary J. Gruber and Donald D. Larson, are executive officers of the Purchaser. In addition, until February 2013, a fifth member of National Interstate’s Board, Keith A. Jensen, served as an executive officer of AFG. Each of the foregoing members of National Interstate’s Board who is a current or former executive officer of AFG or Purchaser may be deemed to have a conflict of interest with respect to the Offer. As disclosed in this Offer to Purchase, the current executive officers of AFG and Purchaser participated in deliberations by AFG and Purchaser to make the Offer. As disclosed in the Schedule 14D-9 filed by National Interstate, each of these persons voted in favor of the resolution to express no opinion and remain neutral with respect to the Offer, and shareholders are urged to consider the potential conflicts of interest of these persons in determining whether to tender their Shares in the Offer.”

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vi)	Summary Advertisement published in The New York Times on February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated February 21, 2014 (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(viii)	Amended and Restated Letter of Transmittal (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(ix)	Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xi)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 19, 2014 (incorporated by reference to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).

(a)(1)(xiii)	Fairness Opinion of Duff & Phelps, LLC, dated February 17, 2014 (incorporated by reference to Exhibit 99.(a)(12) to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiv)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 140-9, dated March 3, 2014 (incorporated by reference to the Schedule 14D-9/A filed by National Interstate Corporation on March 3, 2014).
(a)(5)(i)	Press Release, issued by AFG, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(5)(ii)	Press Release, issued by AFG, dated February 18, 2014 (incorporated by reference to Amendment No. 1 to the Schedule TO, filed on February 18, 2014).
(a)(5)(iii)	Press Release, issued by AFG, dated March 3, 2014 (incorporated by reference to Amendment No. 7 to the Schedule TO, filed on March 3, 2014).
(b)	None.
(d)	None.
(g)	None.
(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
Name: Karl J. Grafe
Title: Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Stephen C. Beraha
Name: Stephen C. Beraha
Title: Assistant Vice President, Assistant General Counsel and Assistant Secretary